Exhibit 12



    PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                        TOTAL ENTERPRISE
       Computation of Ratio of Earnings to Fixed Charges


                                      Millions of Dollars
                             --------------------------------------
                                    Years Ended December 31
                             --------------------------------------
                               2000    1999    1998    1997    1996
                             --------------------------------------
                                          (Unaudited)
Earnings Available for
  Fixed Charges
Income before income taxes   $3,769   1,185     421   1,900   2,172
Distributions less than
  equity in earnings of
  fifty-percent-or-less-
  owned companies               (30)     (7)    (19)    (54)     72
Fixed charges, excluding
  capitalized interest*         481     396     314     333     309
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                             $4,220   1,574     716   2,179   2,553
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Fixed Charges
Interest and expense on
  indebtedness, excluding
  capitalized interest       $  369     279     200     198     217
Capitalized interest            174      49      48      46      31
Preferred dividend
  requirements of subsidiary
  and capital trusts             53      53      53     113      68
Interest portion of rental
  expense                        42      47      45      39      36
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                             $  638     428     346     396     352
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Ratio of Earnings to Fixed
  Charges                       6.6     3.7     2.1     5.5     7.3
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*Includes amortization of capitalized interest totaling
 approximately $17 million each in 2000 and 1999, $16 million in 1998, $14 million in 1997, and $10 million in 1996.


Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990, the company guaranteed a $400 million bank loan for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. Consolidated interest expense includes interest attributable to the LTSSP borrowings of $4 million in 2000. Interest attributable to the LTSSP borrowings was minimal in 1999, 1998, 1997 and 1996.